UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934*

NUANCE COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

80603P107

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019-6099

(212) 728-8000

January 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80603P107

1	Names of Reporting Persons I.R.S. Identification Warburg Pincus Private Equity VIII, L.P. 13-4161869

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,737,426 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,737,426 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.8% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

(1)                                 This amount assumes the closing of the transactions contemplated by the 2009 Purchase Agreement (as defined herein).  Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission that any Reporting Persons (as defined herein) beneficially own the securities contemplated to be issued pursuant to such 2009 Purchase Agreement.

CUSIP No. 80603P107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus & Co. 13-6358475

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 72,995,474 (see Items 4 and 5)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 72,995,474 (see Item 5)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)(4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.4% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

(2)                                 See footnote 1.

(3)                                 See footnote 1.

(4)                                 See footnote 1.

CUSIP No. 80603P107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus LLC 13-3536050

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 72,995,474 (see Items 4 and 5)(5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 72,995,474 (see Item 5)(6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)(7)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.4% (see Item 5)

14	Type of Reporting Person (See Instructions) OO

(5)                                 See footnote 1.

(6)                                 See footnote 1.

(7)                                 See footnote 1.

CUSIP No. 80603P107

1	Names of Reporting Persons I.R.S. Identification Warburg Pincus Partners, LLC 13-4069737

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 72,995,474 (see Items 4 and 5)(8)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 72,995,474 (see Item 5)(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)(10)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.4% (see Item 5)

14	Type of Reporting Person (See Instructions) OO

(8)                                 See footnote 1.

(9)                                 See footnote 1.

(10)                           See footnote 1.

CUSIP No. 80603P107

1	Names of Reporting Persons I.R.S. Identification Warburg Pincus Private Equity X, L.P. 26-0849130

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,599,049 (see Items 4 and 5)(11)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,599,049 (see Item 5)(12)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)(13)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.9% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

(11)                           See footnote 1.

(12)                           See footnote 1.

(13)                           See footnote 1.

CUSIP No. 80603P107

1	Names of Reporting Persons I.R.S. Identification Warburg Pincus X Partners, L.P. 26-0869910

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 658,999 (see Items 4 and 5)(14)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 658,999 (see Item 5)(15)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)(16)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.3% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

(14)                           See footnote 1.

(15)                           See footnote 1.

(16)                           See footnote 1.

CUSIP No. 80603P107

1	Names of Reporting Persons I.R.S. Identification Warburg Pincus X, L.P. 26-0403670

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 21,258,048 (see Items 4 and 5)(17)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 21,258,048 (see Item 5)(18)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)(19)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.9% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

(17)                           See footnote 1.

(18)                           See footnote 1.

(19)                           See footnote 1.

CUSIP No. 80603P107

1	Names of Reporting Persons I.R.S. Identification Warburg Pincus X, LLC 26-0403605

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 21,258,048 (see Items 4 and 5)(20)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 21,258,048 (see Item 5)(21)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)(22)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.9% (see Item 5)

14	Type of Reporting Person (See Instructions) OO

(20)                           See footnote 1.

(21)                           See footnote 1.

(22)                           See footnote 1.

CUSIP No. 80603P107

1	Names of Reporting Persons I.R.S. Identification Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 72,995,474 (see Items 4 and 5)(23)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 72,995,474 (see Item 5)(24)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)(25)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.4% (see Item 5)

14	Type of Reporting Person (See Instructions) IN

(23)                           See footnote 1.

(24)                           See footnote 1.

(25)                           See footnote 1.

CUSIP No. 80603P107

1	Names of Reporting Persons I.R.S. Identification Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 72,995,474 (see Items 4 and 5)(26)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 72,995,474 (see Item 5)(27)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)(28)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.4% (see Item 5)

14	Type of Reporting Person (See Instructions) IN

(26)                           See footnote 1.

(27)                           See footnote 1.

(28)                           See footnote 1.

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends the Schedule 13D originally filed on April 19, 2004 (“Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 10, 2005, as further amended by Amendment No. 2 to Schedule 13D filed on September 19, 2005, as further amended by Amendment No. 3 to Schedule 13D filed on August 29, 2006, as further amended by Amendment No. 4 to Schedule 13D filed on April 8, 2008, and as further amended by Amendment No. 5 to Schedule 13D filed on May 21, 2008 (as so amended, the “Amended 13D”), each filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership, Warburg Pincus & Co., a New York general partnership, Warburg Pincus LLC, a New York limited liability company, Warburg Pincus Partners, LLC, a New York limited liability company, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  In addition, this Amendment No. 6 is also filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership, Warburg Pincus X Partners, L.P., a Delaware limited partnership, Warburg Pincus X, L.P., a Delaware limited partnership, and Warburg Pincus X LLC, a Delaware limited liability company.  This Amendment No. 6 relates to the common stock, par value $0.001 per share, of Nuance Communications, Inc., a Delaware corporation formerly known as ScanSoft, Inc. (the “Company”).  The holdings of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership, reported in this Amendment No. 6 include the holdings of Warburg Pincus Netherlands Private Equity VIII, C.V. I (“WPNPE I”) and WP-WPVIII Investors, L.P. (“WP-WPVIII”), which shares the Reporting Persons (as defined below) may be deemed to beneficially own.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Original 13D and any amendments thereto.

Item 2.	Identity and Background

Item 2 of the Amended 13D is amended and restated in its entirety as follows:

(a)                                  This Schedule 13D is being filed by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and, together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the WP X Funds (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the sole general partner of WP X LP (“WP X LLC”), Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII” and, together with WPNPE I and WP-WPVIII the “WP VIII Funds”; and together with the WP X Funds, the “Funds”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC and the general partner of WP VIII (“WPP LLC”), Warburg Pincus LLC, a New York limited liability company that manages each of the Funds (“WP LLC”), and Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP VIII, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP collectively being referred to as the “Reporting Persons”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The amended and restated Joint Filing Agreement among the Reporting Persons to

2

file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.5 (the “Joint Filing Agreement”).

(b)                                 The address of the principal business and principal office of each of the Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017. The general partners of WP and the members and managing directors of WP LLC, and their respective business addresses, are set forth on Schedule I hereto.

(c)                                  The principal business of the Funds is that of making private equity and related investments. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WPP LLC is acting as general partner to certain private equity funds, including WP VIII, and as the sole member of WP X LLC. The principal business of WP X LLC is acting as general partner of WP X LP. The principal business of WP X LP is acting as general partner of the WP X Funds. The principal business of WP LLC is managing certain private equity funds, including the Funds. The principal business of each Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members of WP LLC is set forth on Schedule I hereto.

(d)                                 During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the general partners, members or directors named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the general partners, members or directors

3

named on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)                                    WP VIII, WP X, WPP X and WP X LP are each limited partnerships organized under the laws of the State of Delaware. WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York. WP X LLC is a limited liability company organized under the laws of the State of Delaware. WP is a general partnership organized under the laws of the State of New York. Messrs. Kaye and Landy are citizens of the United States of America. Except as otherwise indicated on Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used by the WP VIII Funds to purchase the securities of the Company as described herein was furnished from the working capital of such Fund.  The total amount of funds paid by the WP VIII Funds to purchase the securities of the Company as described herein is $270,524,907.54.  The total amount of funds that will be paid by the WP X Funds to purchase the securities of the Company as described herein will be furnished from the working capital of such Fund.  The total amount of funds that will be paid by the WP X Funds to purchase the securities of the Company contemplated

4

by the 2009 Purchase Agreement (as defined below) upon the closing of the transactions contemplated by the 2009 Purchase Agreement is $175,241,398.94.

Item 4.	Purpose of Transaction.

Item 4 of the Amended 13D is hereby amended by adding the following to the end thereof:

Pursuant to a Purchase Agreement, dated January 13, 2009 (the “2009 Purchase Agreement”), by and among the WP X Funds and the Company, the WP X Funds agreed to acquire from the Company (a) an aggregate of 17,395,626 shares of Common Stock at a price per share equal to $10.06, and for an aggregate purchase price of $174,999,997.56; and (b) warrants to purchase an aggregate of 3,862,422 shares of Common Stock with a per share exercise price of $11.57, and for an aggregate purchase price of $241,401.38 (the “2009 Warrants”).  The obligation of the WP Funds to consummate the transactions contemplated by the 2009 Purchase Agreement is subject to certain conditions, including, without limitation, the expiration or termination of the waiting period under the Hart-Scott-Rodino Act Antitrust Improvements Act of 1976, as amended.  Each of the 2009 Warrants will expire upon the earlier to occur of the fourth anniversary of the issuance of the 2009 Warrants or a “Change of Control” of the Company (as defined in the 2009 Warrants).

Pursuant to a Warrant Amendment Agreement, dated January 13, 2009 (the “Warrant Amendment Agreement”), by and among WP VIII, WPNPE I, WP-WPVIII and the Company, the parties thereto agreed to extend the expiration dates of the Adjustable Warrant and Securities Purchase Warrants.  In accordance with the Warrant Amendment Agreement, the expiration date of the Adjustable Warrant has been extended to the date (the “Adjustable Warrant Expiration Date”) that is one day following the fifth (5th)

5

Business Day (as defined in the 2009 Purchase Agreement) after the six (6) month anniversary of the Closing Date (as defined in the 2009 Purchase Agreement); provided, however, that if the 2009 Purchase Agreement is terminated pursuant to its terms, the Adjustable Warrant Expiration Date shall be the date that is one day following the fifth (5th) Business Day after the later of (a) March 2, 2009, or (b) the date of termination of the 2009 Purchase Agreement.  In accordance with the Warrant Amendment Agreement, the expiration date of the Securities Purchase Warrants has been extended to the date (the “Securities Purchase Warrant Expiration Date”) that is one day following the fifth (5th) Business Day after the six (6) month anniversary of the Closing Date; provided, however, that if the 2009 Purchase Agreement is terminated pursuant to its terms, the Securities Purchase Warrant Expiration Date shall be the date that is one day following the fifth (5th) Business Day after the later of (a) May 9, 2009, or (b) the date of termination of the 2009 Purchase Agreement.

Upon the closing of the transactions contemplated by the 2009 Purchase Agreement, the Company and each of the Funds agreed to amend and restate that certain Second Amended and Restated Stockholders Agreement, dated as of May 20, 2008, by entering into that certain Third Amended and Restated Stockholders Agreement substantially in the form attached hereto as Exhibit 99.4 (the “Third Restated Stockholders Agreement”).

The foregoing descriptions of the 2009 Purchase Agreement, the 2009 Warrants, the Warrant Amendment Agreement and the Third Restated Stockholders Agreement are qualified in their entirety by reference to the 2009 Purchase Agreement, the 2009 Warrants, Warrant Amendment Agreement and the Third Restated Stockholders

6

Agreement, which are incorporated in this Amendment No. 6 by reference to Exhibits 99.1, 99.2, 99.3 and 99.4 respectively, to this Amendment No. 6.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Amended 13D are hereby amended and restated in their entirety as follows:

(a)                                  Due to their respective relationships with the Funds and each other, as of January 15, 2009, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 54,804,276 shares of Common Stock.  As of January 15, 2009, the Reporting Persons may also be deemed to beneficially own additional shares of Common Stock by virtue of certain of the following securities which the Funds’ may be deemed to beneficially own: the Series B Preferred Stock; the Adjustable Warrant; the March 15 Warrants; the Securities Purchase Warrants; the Stock Purchase Warrants; the 2008 Warrants; and the 2009 Warrants (collectively, the “Convertible Securities”).  Assuming the full exercise and conversion of the Convertible Securities, the Reporting Persons may be deemed to beneficially own 72,995,474 shares of Common Stock, representing approximately 26.4% of the outstanding class of Common Stock, based on a total of 276,101,737 shares of Common Stock outstanding, which is comprised of:  (i) 240,514,913 shares of Common Stock outstanding as of October 31, 2008, as represented in the Company’s Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”); (ii) the 3,562,238 shares of Common Stock issuable upon the conversion of the 3,562,238 shares of Series B Preferred Stock acquired by certain of the Funds; (iii) the 525,732 shares of Common Stock presently issuable upon the exercise of the Adjustable Warrant, as represented by the Company in the Form 10-K; (iv) the 2,500,000 shares of Common Stock issuable upon the exercise of the March 15 Warrants;

7

(v) the 863,236 shares of Common Stock presently issuable upon the exercise of the Securities Purchase Warrants; (vi) the 3,177,570 shares of Common Stock presently issuable upon the exercise of the Stock Purchase Warrants; (vii) the 3,700,000 shares of Common Stock presently issuable upon the exercise of the 2008 Warrants; (viii) the 3,862,422 shares of Common Stock acquirable upon the exercise of the 2009 Warrants if issued pursuant to the terms set forth in the 2009 Purchase Agreement; and (ix) the 17,395,626 shares of Common Stock acquirable pursuant to the 2009 Purchase Agreement.  The foregoing computations assume the closing of the transactions contemplated by the 2009 Purchase Agreement occurs, including the issuance to the WP X Funds of an aggregate of 17,395,626 shares of Common Stock and warrants to purchase an aggregate of 3,862,422 shares of Common Stock in connection with such closing.

(b)                                 Each of WP X LP, WP X LLC, WPP LLC, WP LLC and WP may be deemed to share with the WP X Funds the power to vote or to direct the vote and to dispose or to direct the disposition of the 21,258,048 shares of Common Stock the WP X Funds may be deemed to beneficially own as of January 15, 2009.  Each of WPP LLC, WP LLC and WP may be deemed to share with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 51,737,426 shares of Common Stock WP VIII may be deemed to beneficially own as of January 15, 2009.  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Funds.  Neither the filing of this Schedule 13D nor any of its contents shall be

8

deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c)                                  Except as described in this Amendment No. 6 and other than (x) the grant on January 1, 2009, by the Company to William Janeway, a General Partner of WP and a Member and Senior Advisor of WP LLC, of 15,000 shares of restricted Common Stock of the Company that were issued to Mr. Janeway in his capacity as a director of the Company and (y) the grant on January 1, 2009, by the Company to Jeffrey Harris, a General Partner of WP and a Member and a Managing Director of WP LLC, of 15,000 shares of restricted Common Stock of the Company that were issued to Mr. Harris in his capacity as a director of the Company, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 of the Amended 13D is hereby amended by adding the following at the end of the discussion:

As described in Item 4 hereto, the WP X Funds entered into the 2009 Purchase Agreement and, simultaneous with the closing of the transactions contemplated by the 2009 Purchase Agreement, the Funds and Company will enter into the Third Restated Stockholders Agreement and the Company and the WP X Funds will execute the 2009 Warrants.  As described in Item 4 hereto, WP VIII, WPNPE I, WP-WPVIII and the Company entered into the Warrant Amendment Agreement pursuant to which the expiration dates of the Adjustable Warrant and Securities Purchase Warrants were

9

extended.  The information set forth in Item 4 with respect to the 2009 Purchase Agreement, the Third Restated Stockholders Agreement, the 2009 Warrants and the Warrant Amendment Agreement is incorporated into this Item 6 by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1.	2009 Purchase Agreement, dated as of January 13, 2009, by and among the Company and the WP X Funds

Exhibit 99.2.	Form of 2009 Warrant

Exhibit 99.3.	Warrant Amendment Agreement, dated January 13, 2009, by and among WP VIII, WPNPE I, WP-WPVIII and the Company

Exhibit 99.4.	Form of Third Amended and Restated Stockholders Agreement

Exhibit 99.5.	Amended and Restated Joint Filing Agreement, dated January 15, 2009, among the Reporting Persons

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2009	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

		By:		Warburg Pincus Partners, LLC,
its General Partner

			By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 15, 2009	WARBURG PINCUS PRIVATE EQUITY X, L.P.
		By:		Warburg Pincus X L.P.,
its General Partner

		By:		Warburg Pincus X LLC,
its General Partner

		By:		Warburg Pincus Partners, LLC,
its Sole Member

		By:		Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 15, 2009	WARBURG PINCUS X PARTNERS, L.P.
		By:	Warburg Pincus X L.P.,
its General Partner

		By:	Warburg Pincus X LLC,
its General Partner

		By:	Warburg Pincus Partners, LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 15, 2009	WARBURG PINCUS X, LLC
		By:	Warburg Pincus Partners, LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 15, 2009	WARBURG PINCUS X, L.P.
		By:	Warburg Pincus X LLC,
its General Partner

		By:	Warburg Pincus Partners, LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Member

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Dated: January 15, 2009	WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co.,
its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 15, 2009	WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: January 15, 2009	WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 15, 2009

By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

Dated: January 15, 2009

By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**  Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

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SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (“WP LLC”). Except as otherwise indicated, the business address of each of such persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES

Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC

David Barr	Partner of WP; Member and Managing Director of WP LLC

Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC

Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC

Mark Colodny	Partner of WP; Member and Managing Director of WP LLC

David A. Coulter	Partner of WP; Member and Managing Director of WP LLC

Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC

Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC

Steven Glenn	Partner of WP; Member and Managing Director of WP LLC

Michael Graff	Partner of WP; Member and Managing Director of WP LLC

Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC

E. Davisson Hardman	Partner of WP; Member and Managing Director of WP LLC

Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC

Stewart J. Hen	Partner of WP; Member and Managing Director of WP LLC

In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC

William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC

Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC

Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC

Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Henry Kressel	Partner of WP; Member and Managing Director of WP LLC

David Krieger	Partner of WP; Member and Managing Director of WP LLC

Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC

Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC

Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC

Philip Mintz	Partner of WP; Member and Managing Director of WP LLC

James Neary	Partner of WP; Member and Managing Director of WP LLC

Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC

Michael F. Profenius	Partner of WP; Member and Managing Director of WP LLC

Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC

Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC

Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC

Patrick Severson	Partner of WP; Member and Managing Director of WP LLC

John Shearburn	Partner of WP; Member and Managing Director of WP LLC

Barry Taylor	Partner of WP; Member and Managing Director of WP LLC

Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC

Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC

Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC

Pincus & Company LLC*

WP & Co. Partners, L.P.**

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Warburg Pincus Principal Partnership, L.P.***

Warburg Pincus Real Estate Principal Partnership, L.P.***

Warburg Pincus 2006 Limited Partnership***

Warburg Pincus 2007 Limited Partnership***

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC

**	New York limited partnership; primary activity is ownership interest in WP

***	Delaware limited partnership; primary activity is ownership interest in WP

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MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES

Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP

Pedro Aznar (1)	Member and Managing Director of WP LLC

David Barr	Member and Managing Director of WP LLC; Partner of WP

Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP

Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP

Julian Cheng (2)	Member and Managing Director of WP LLC

Stephen John Coates (3)	Member and Managing Director of WP LLC

Mark Colodny	Member and Managing Director of WP LLC; Partner of WP

David A. Coulter	Member and Managing Director of WP LLC; Partner of WP

Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP

Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP

Robert Feuer (4)	Member and Managing Director of WP LLC

Rajiv Ghatalia (2)	Member and Managing Director of WP LLC

Steven Glenn	Member and Managing Director of WP LLC; Partner of WP

Michael Graff	Member and Managing Director of WP LLC; Partner of WP

Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP

E. Davisson Hardman	Member and Managing Director of WP LLC; Partner of WP

Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP

Stewart J. Hen	Member and Managing Director of WP LLC; Partner of WP

In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP

William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP

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Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP

Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Rajesh Khanna (5)	Member and Managing Director of WP LLC

Henry Kressel	Member and Managing Director of WP LLC; Partner of WP

David Krieger	Member and Managing Director of WP LLC; Partner of WP

Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP

Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP

Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP

David Li (2)	Member and Managing Director of WP LLC

Vishal Mahadevia (5)	Member and Managing Director of WP LLC

Niten Malhan (5)	Member and Managing Director of WP LLC

Philip Mintz	Member and Managing Director of WP LLC; Partner of WP

Luca Molinari (6)	Member and Managing Director of WP LLC

James Neary	Member and Managing Director of WP LLC; Partner of WP

Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP

Michael F. Profenius	Member and Managing Director of WP LLC; Partner of WP

Leo Puri (5)	Member and Managing Director of WP LLC

Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP

Adarsh Sarma (5)	Member and Managing Director of WP LLC

Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP

Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP

Joseph C. Schull (7)	Member and Managing Director of WP LLC

Patrick Severson	Member and Managing Director of WP LLC; Partner of WP

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John Shearburn	Member and Managing Director of WP LLC; Partner of WP

Chang Q. Sun (2)	Member and Managing Director of WP LLC

Barry Taylor	Member and Managing Director of WP LLC; Partner of WP

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP

Simon Turton (3)	Member and Managing Director of WP LLC

John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP

Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP

Peter Wilson (3)	Member and Managing Director of WP LLC

Jeremy S. Young (3)	Member and Managing Director of WP LLC

Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

Pincus & Company LLC*

(1)          Citizen of Germany

(2)          Citizen of Hong Kong

(3)          Citizen of United Kingdom

(4)          Citizen of Hungary

(5)          Citizen of India

(6)          Citizen of Italy

(7)          Citizen of Canada

*  New York limited liability company; primary activity is ownership interest in WP and WP LLC

As of January 1, 2009

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